SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 May 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 18 May 2011

                re: Result of AGM

                                                                                                                                                                   18 May 2011

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today, Lloyds Banking Group plc announces that all the resolutions were passed.  Resolutions 19 to 22 (inclusive) were passed as special resolutions.  The results of the polls are as follows:

Resolution		For (shares)%		Against (shares)%		Votes withheld
1	Receive the report and accounts for the year ended 31 December 2010	50,114,539,760	99.97	15,048,764	0.03	23,976,557
2	Approval of the directors' remuneration report for the year ended 31 December 2010	41,157,496,150	91.89	3,631,807,669	8.11	5,363,820,034
3	Election of Ms A M Frew	49,926,318,378	99.62	190,697,431	0.38	35,500,700
4	Election of Mr A Horta-Osório	50,046,777,253	99.86	71,380,279	0.14	34,302,660
5	Re-election of Sir Winfried Bischoff	48,734,253,560	97.44	1,278,604,877	2.56	139,593,845
6	Re-election of Sir Julian Horn-Smith	47,574,386,312	96.18	1,888,875,900	3.82	689,572,894
7	Re-election of Lord Leitch	48,795,926,557	97.58	1,212,698,872	2.42	144,115,344
8	Re-election of Mr G R Moreno	49,996,666,036	99.76	121,523,449	0.24	34,563,371
9	Re-election of Mr D L Roberts	48,516,480,896	97.01	1,497,390,444	2.99	138,911,066
10	Re-election of Mr T T Ryan, Jr	48,844,817,873	98.14	926,488,939	1.86	381,384,602
11	Re-election of Mr M A Scicluna	49,972,155,629	99.71	145,675,849	0.29	34,712,695
12	Re-election of Mr G T Tate	50,047,425,974	99.86	71,595,031	0.14	33,597,916
13	Re-election of Mr T J W Tookey	50,051,071,891	99.87	67,055,078	0.13	34,144,992
14	Re-election of Mr A Watson	48,849,195,024	98.15	922,624,045	1.85	379,897,459
15	Re-appointment of PricewaterhouseCoopers as auditors	49,080,522,101	98.87	562,904,596	1.13	508,926,192
16	Authorise the Audit Committee to set the remuneration of the auditors	49,536,831,864	99.66	169,623,012	0.34	446,172,967
17	Directors' authority to allot shares	48,707,017,384	97.18	1,411,398,770	2.82	33,982,090
18	Approval of the Lloyds Banking Group Deferred Bonus Plan 2008	48,695,059,870	98.23	878,733,452	1.77	578,555,186
19	Limited disapplication of pre-emption rights	49,950,811,984	99.70	149,740,421	0.30	50,800,557
20	Authority for the company to purchase its ordinary shares	49,756,721,377	99.75	125,397,808	0.25	270,222,760
21	Authority for the company to purchase its existing preference shares	50,061,944,578	99.91	46,020,662	0.09	44,205,450
22	Notice period for general meeting (other than an annual general meeting)	48,694,047,524	97.15	1,428,275,366	2.85	29,165,936

On 18 May 2011 there were 68,075,281,522 relevant shares in issue and 327 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

-ENDS-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                                                               (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date: 18 May 2011